Exhibit 1

Westpac Banking Corporation ABN 33 007 457 141

Media Release

19 November 2009

Moody’s confirms Westpac Deposit and Senior Debt Ratings and Announces Changes to its Global Rating Methodology for Bank Tier 1 Hybrids and Subordinated Debt

Moody’s Investors Service (Moody’s) today confirmed the institutional level ratings of Australian and New Zealand banks (i.e. deposit and senior debt ratings) have not changed. Westpac’s long term deposit and senior debt ratings from Moody’s remain unchanged at Aa1.

Moody’s also announced on 18 November 2009 a change to Moody’s global rating methodology for bank hybrid and subordinated debt securities of banks.

Moody’s has indicated that the new rating methodology could potentially lead to downgrades averaging three notches for the Tier 1 ratings and one to two notches for the Upper Tier 2 ratings of Australian and New Zealand bank securities. Moody’s has confirmed there will be no impact on Lower Tier 2 (“plain vanilla” subordinated debt) ratings.

Westpac securities covered by Moody’s new methodology and therefore placed under review are:

•        Westpac Stapled Preferred Securities (Westpac SPS)

•        Westpac Stapled Preferred Securities II (Westpac SPS II)

•        Westpac Trust Preferred Securities (Westpac TPS Trust)

•        Trust Preferred Securities (Westpac Capital Trust III)

•        Trust Preferred Securities (Westpac Capital Trust IV)

•        Perpetual Capital Floating Rate Notes

Moody’s aims to conclude the rating reviews within three months and Westpac will advise the market as soon as the ratings outcomes are confirmed by Moody’s.

Ends.

For Further Information:

David Lording	Jane Counsel
Media Relations	Media Relations
Westpac Banking Corporation	Westpac Banking Corporation
Ph: 02 8253 3510	Ph: 02 8253 3443